Filed by ONEOK, Inc. (Commission File No. 001-13643) Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: ONEOK Partners, L.P. (Commission File No.: 1-12202) This filing relates to the proposed business combination of ONEOK, Inc. (“OKE”) and ONEOK Partners, L.P. (“OKS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2017 (the “Merger Agreement”), by and among OKE, New Holdings Subsidiary, LLC, OKS, and ONEOK Partners GP, L.L.C. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OKS on February 1, 2017, and is incorporated by reference into this filing.

2 0 1 6 A N N U A L R E P O R T RELIABLE. INTEGRATED. PROVEN.

ONEOK, Inc. (pronounced ONE-OAK) (NYSE: OKE) is the general partner and as of Dec. 31, 2016, owns 41.2 percent of ONEOK Partners, L.P. (NYSE: OKS), one of the largest publicly traded master limited partnerships, which owns one of the nation’s premier natural gas liquids (NGL) systems, connecting NGL supply in the Mid-Continent, Permian and Rocky Mountain regions with key market centers and is a leader in the gathering, processing, storage and transportation of natural gas in the U.S. ONEOK is a FORTUNE 500 company and is included in Standard & Poor’s (S&P) 500 index. † Dividends declared for the quarter and paid in the following quarter. On the cover: Bear Creek Natural Gas Processing Plant, North Dakota Year ended Dec. 31 2016 2015 2014 Consolidated financial information (millions of dollars) Operating income $ 1,285.7 $ 996.2 $ 1,143.6 Net income $ 743.5 $ 379.2 $ 663.1 Net income attributable to ONEOK, Inc. $ 352.0 $ 245.0 $ 314.1 Distributions received from ONEOK Partners $ 790.1 $ 706.3 $ 605.3 Total assets $ 16,138.8 $ 15,446.1 $ 15,261.8 Common stock data Shares outstanding 210,681,661 209,731,028 208,322,247 Data per common share Earnings per share from continuing operations – basic $ 1.68 $ 1.19 $ 1.53 Earnings per share from continuing operations – diluted $ 1.67 $ 1.19 $ 1.52 Dividends declared† $ 2.46 $ 2.43 $ 2.125 Market price range High $ 59.03 $ 51.07 $ 70.98 Low $ 19.62 $ 18.93 $ 44.30 Year-end $ 57.41 $ 24.66 $ 49.79 ONEOK FINANCIAL HIGHLIGHTS

At ONEOK and ONEOK Partners, an important measurement of company success is the value we create for our investors. Our ability to create value rests in our integrated asset footprint, long-term growth projects, stable cash flows and attractive investment opportunities. With long-term value creation in mind, we recently took an important step toward enhancing our ability to fund our future capital needs over the long term as we continue to grow. In February 2017, ONEOK announced plans to acquire the remaining approximately 60 percent public stake in ONEOK Partners – creating a stand-alone operating company with an estimated $30 billion enterprise value and lower cost of funding. Following the merger, we expect to be even more competitive as we continue executing on our growth strategies. Completing this transaction now underscores the strategic value we place on the business we have successfully built since venturing into the midstream space nearly 20 years ago. We have performed well in a tough environment; however, this transaction positions ONEOK for continued success through expected: • Improved access to broader capital markets to fund future growth opportunities; • Strong dividend coverage over the long term; • Lower cost of funding with the elimination of incentive distribution rights; and • No cash income taxes through at least 2021. We believe this transaction, which we expect to complete in the second quarter 2017, represents a tremendous opportunity for current ONEOK shareholders and ONEOK Partners unitholders, who will participate in the upside as future shareholders. We announced an expected dividend increase to 74.5 cents per share in the first quarter following the close of the transaction, a 21 percent increase compared with the fourth quarter 2016. We also anticipate a subsequent 9 to 11 percent annual dividend growth rate through 2021. This transaction doesn’t change our core businesses or our goal to continue growing as one of North America’s largest midstream service providers; in fact, it enhances them. We remain focused on safely and reliably operating our 37,000-mile, integrated network of natural gas liquids (NGL) and natural gas pipelines stretching from the Canadian border to the Texas Gulf Coast. ONEOK TO ACQUIRE ONEOK PARTNERS – TRANSACTION VALUED AT $17 BILLION A L E T T E R T O O U R I N V E S T O R S G A R D E N C R E E K Natural Gas Processing Plant North Dakota

SUCCESS We continue to take advantage of our integrated assets to enhance the quality and reliability of services we provide and the value we create for our customers and investors. We had a number of significant successes in 2016: • Realized increased NGL and natural gas volumes by serving our expanded customer base compared with 2015; • Increased fee-based earnings by more than $140 million from contract restructuring in the natural gas gathering and processing segment, bringing fee-based earnings to more than 85 percent for ONEOK; • Increased natural gas processing capacity in the Williston Basin to nearly 1 billion cubic feet per day (Bcf/d); • Connected new markets with new supply in the Delaware and Midland basins in West Texas through growth projects like our Roadrunner Gas Transmission Pipeline and the expansion of our WesTex Transmission Pipeline system; and • Connected six new processing plants to our NGL system. We invite you to read in the following pages about our operations in three of the most active regions of the country – the STACK and SCOOP plays in Oklahoma, the Permian Basin in West Texas and the Williston Basin in North Dakota – and how we have executed on our growth strategy in these areas over the past year. Financial statements may be found in the Form 10-K at the end of this report. INTEGRATION DRIVES NATURAL GAS PROCESSING CAPACITY: 1,830 MMCF/D MILES OF PIPELINE: > 37,000 NATURAL GAS STORAGE CAPACITY: 57.8 BCF NGL STORAGE CAPACITY: 26.2 MMBBL FRACTIONATION CAPACITY: 840,000 BPD ASSET OVERVIEW L O N E S O M E C R E E K Natural Gas Processing Plant North Dakota GLOSSARY MMcf/d: Million cubic feet per day Bcf: Billion cubic feet MMBbl: Million barrels Bpd: Barrels per day 2

ONEOK PARTNERS ASSETS



MONTANA
NORTH DAKOTA
MINNESOTA
WYOMING
SOUTH DAKOTA
WISCONSIN
IOWA
NEBRASKA
INDIANA
ILLINOIS
COLORADO
KANSAS
MISSOURI
KENTUCKY
NEW MEXICO
OKLAHOMA
TENNESSEE
ARKANSAS
TEXAS
LOUISIANA
Natural Gas Gathering Pipelines
Natural Gas Processing Plant
NGL Pipelines
NGL Fractionator
NGL Storage
50 Percent Interest
Natural Gas Pipelines
Natural Gas Storage

ONEOK’S 2016 FINANCIAL PERFORMANCE AND 2017 GUIDANCE ONEOK’s 2016 financial performance benefited as a result of ONEOK Partners increasing net income and adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) nearly 81 and 18 percent, respectively, compared with 2015, driven by higher fee-based earnings in all three business segments. ONEOK ended 2016 with nearly $250 million of cash and cash equivalents, an undrawn $300 million credit facility and full-year dividend coverage of greater than 1.3 times. ONEOK also was the second-best performing stock in the Standard & Poor’s (S&P) 500 index, increasing 133 percent in 2016. Following the completion of the ONEOK Partners transaction, ONEOK will be well-positioned to profitably grow its existing businesses while creating significant value for our shareholders, old and new. ONEOK expects: • Distributable cash flow to approximately double; • A dividend coverage target of greater than 1.2 times; • A dividend increase of 21 percent to 74.5 cents per share, or $2.98 per share on an annualized basis, for the first dividend following the close of the transaction; and • A subsequent 9 to 11 percent annual dividend growth rate through 2021. We expect the combined entity to receive investment-grade credit ratings, and expect the significant retained cash flow and earnings growth to continue our progress toward improved credit metrics. All of these benefits will serve our investors well as we continue to focus on growing our business and serving our customers. As of Dec. 31, 2016 *Total return represents share-price appreciation and the reinvestment of dividends. 1-YEAR ONEOK, Inc. S&P 500 12% 200% 150% 100% 50% 0% ONEOK annual dividends paid per share (split adjusted) **Expected first quarterly dividend following completion of OKE-OKS transaction; annualized ONEOK Partners, L.P. (billions of dollars) Attributable to ONEOK Partners, L.P. (millions of dollars) $1.00 $500 $1.50 $600 $2.00 $700 $2.50 $800 $3.00 $900 $3.50 $1000 $1100 A N N U A LI ZE D D IV ID EN D ** DIVIDEND GROWTH $1.4 $1.5 $1.6 $1.7 $1.8 $1.9 20 14 20 15 20 16 20 14 20 15 20 16 NET INCOME ADJUSTED EBITDA GROWTH 20 12 20 13 20 14 20 15 20 16 $1.27 $1.48 $2.125 $2.43 $2.46 $2.98 $910.3 $589.5 $1,066.8 $1.56 $1.57 $1.84 TOTAL RETURN* 149% 5-YEAR ONEOK, Inc. S&P 500 200% 150% 100% 50% 0% 98%88% 10-YEAR ONEOK, Inc. S&P 500 400% 300% 200% 100% 0% 96%357% 4

James C. Day retired from the ONEOK Board of Directors in May 2016. During his 12 years of service, Jim provided invaluable leadership and direction to our board through great periods of change and growth. Thank you, Jim, for your guidance and service to ONEOK and its investors. We also thank our employees for their continued hard work and commitment to executing on our key strategies while operating our assets safely, reliably and in an environmentally responsible way. And, finally, thank you to our investors for your continued trust. We are committed to continuing to create value for you by positioning ONEOK as one of the country’s premiere midstream service providers. RECOGNITION Terry K. Spencer President and Chief Executive Officer March 13, 2017 R O A D R U N N E R Gas Transmission Pipeline Texas John W. Gibson Chairman 5

SERVICE INTEGRATION ENHANCES I N T H E M I D - C O N T I N E N T An area where we see strong potential in 2017 for all three of our segments is the Mid-Continent, home to the STACK and SCOOP plays in central Oklahoma. Lower break-even economics are driving increased producer activity in the STACK and SCOOP where we are well-positioned to meet the growing demand for midstream NGL and natural gas services with available capacity and connections to key market centers. Our NGL system is our most extensive asset position in the Mid-Continent, gathering approximately 150,000 to 200,000 barrels per day (bpd) of NGLs in the STACK and SCOOP, with approximately 100,000 bpd of available capacity with minimal capital expenditures to meet growing demand from this region. Our integrated NGL system provides takeaway services to more than 100 plants, representing more than 90 percent of the natural gas processing plants in the area. Increased ethane production remains an expected strong driver of future NGL volume growth in the Mid-Continent region, which is expected to benefit from increased ethane demand as new world- scale petrochemical facilities begin operations and new export facilities increase capacity utilization in the second half of 2017 and beyond. Ethane is an important petrochemical feedstock used in the manufacturing process. In full ethane recovery, we anticipate approximately 150,000 bpd of increased ethane production from our NGL processing plant customers across our system, resulting in approximately $200 million of potential annual earnings uplift. Our NGL system is well-positioned to provide critical takeaway of raw NGLs out of the Mid-Continent. In addition to our NGL services, we operate an extensive footprint of natural gas transportation pipelines and have more than 50 Bcf of natural gas storage capacity in Oklahoma. Our pipelines provide connectivity to end-use markets for more than 30 processing plants with a combined 1.9 Bcf/d of capacity. To expand our natural gas transportation services, which produce nearly 100 percent fee-based earnings, we have been in discussions with producers and on-system markets about the potential construction of an intrastate pipeline that would run through the middle of the STACK and SCOOP. If successful in securing the necessary contractual commitments and board approvals, the company would construct the proposed 36-inch diameter pipeline, spanning approximately 200 miles and providing essential takeaway of up to 1.4 Bcf/d of natural gas via an interconnection with a market hub in southeastern Oklahoma. The proposed bi-directional pipeline and related infrastructure target anticipated completion in the third quarter 2018. We also provide critical natural gas gathering and processing services as an operator of 700 million cubic feet per day (MMcf/d) of natural gas processing capacity in Oklahoma. We are well-positioned to meet increased customer demand with nearly 100 MMcf/d of current available capacity to process natural gas gathered from increased drilling activity on our approximately 200,000 contractually dedicated acres in the STACK. Our integrated and extensive position in the Mid-Continent, specifically in the STACK and SCOOP, is expected to be an important driver for growing NGL and natural gas volumes and fee-based earnings in 2017 and beyond. 6

MEDFORD
NGL Facility
Oklahoma

STACK AND SCOOP

OUR ACREAGE DEDICATION IN THE STACK:	200,000
OUR NATURAL GAS PROCESSING CAPACITY IN OKLAHOMA:	700 MMCF/D
AVAILABLE CAPACITY IN THE STACK:	~100 MMCF/D
PLANT CONNECTIONS:	
NGL (MID-CONTINENT):	110
NATURAL GAS PIPELINES (OKLAHOMA):	34

MARKET CONNECTIVITY:

NGLS: CONWAY, KANSAS; MONT BELVIEU, TEXAS; AND CHICAGO AREA
NATURAL GAS: WAHA HUB IN TEXAS; INTERSTATE; AND INTRASTATE


KANSAS
OKLAHOMA
STACK PLAY
TEXAS
SCOOP PLAY
Natural Gas Gathering Pipelines
Natural Gas Processing Plant
NGL Pipelines
NGL Fractionator
NGL Storage
Natural Gas Pipelines
Natural Gas Storage
Basin

OUR ASSETS CREATE
OPPORTUNITY
IN THE PERMIAN BASIN

We continue to operate a strong and growing footprint in the Delaware and Midland basins, located in the well-established Permian Basin in West Texas.

In 2016, we completed the first and second phases of our joint-venture Roadrunner Gas Transmission Pipeline, which has the capacity to export up to 570 MMcf/d of natural gas to Mexico and provides those markets access to upstream supply basins.

Complementary to the Roadrunner project was the expansion of our WesTex Transmission Pipeline system, which we completed in October 2016. The pipeline transports natural gas to the Waha Hub, near Coyanosa, Texas, providing significant market opportunities for our customers.

Both Roadrunner and the WesTex expansion are fully subscribed under 25-year, firm fee-based commitments.

We also are an NGL service provider in the high-producing Permian Basin via our West Texas LPG system, which provides transportation services to the Mont Belvieu market center from nearly 40 third-party natural gas processing plants.

In 2017, we expect producer activity to increase in the Permian Basin, and we are well-positioned to meet the growing demand for NGL and natural gas services.

PERMIAN BASIN

NATURAL GAS TRANSMISSION PIPELINE CAPACITY IN TEXAS:	> 1.5 BCF/D
PLANT CONNECTIONS:	
NGL:	~40
NATURAL GAS PIPELINES:	22
MILES OF NATURAL GAS TRANSPORTATION PIPELINE:	2,500

MARKET CONNECTIVITY

NGLS: CONWAY, KANSAS; MONT BELVIEU, TEXAS; AND CHICAGO AREA

NATURAL GAS: WAHA HUB IN TEXAS AND INTRASTATE



NEW MEXICO
TEXAS
MIDLAND BASIN
DELAWARE BASIN
Roadrunner Gas Transmission Pipeline
NGL Pipelines
Natural Gas Pipelines
50 Percent Interest
Natural Gas Storage
NGL Storage
Basin

CANADA
Northern Border Pipeline
WILLISTON BASIN
MONTANA
NORTH DAKOTA
Bakken NGL Pipeline
Natural Gas Gathering Pipelines
Natural Gas Processing Plant
NGL Pipelines
Natural Gas Pipeline 50 Percent Interest
Basin

WILLISTON BASIN

OUR ACREAGE DEDICATION:	3 MILLION
OUR NATURAL GAS PROCESSING CAPACITY:	~1 BCF/D
AVAILABLE NATURAL GAS PROCESSING CAPACITY:	~200 MMCF/D
BAKKEN NGL PIPELINE CAPACITY:	135,000 BPD
NORTHERN BORDER PIPELINE CAPACITY:	2.4 BCF/D

MARKET CONNECTIVITY

NGLS: CONWAY, KANSAS; MONT BELVIEU, TEXAS; AND CHICAGO AREA

NATURAL GAS: CHICAGO AREA

DEMAND FOR SERVICES DRIVES GROWTH IN THE WILLISTON BASIN

The Williston Basin is an important area for long-term volume growth for both NGLs and natural gas on our system. This NGL-rich basin continues to outperform in a tough environment, proving its resiliency and the decades-long production life ahead of it.

Our strong asset position in the highly productive core of the basin allowed us to successfully increase our average natural gas volumes gathered and processed in 2016 compared with 2015.

With the completion of our Bear Creek plant in August 2016, our total natural gas processing capacity in the Williston Basin is nearly 1 Bcf/d, underscoring our position as the largest independent operator of natural gas gathering and processing facilities in the region.

We currently have more than 200 MMcf/d of available natural gas processing capacity across our Williston Basin system, so we are well-prepared to capture 2017 volumes as drilling activities are expected to increase and drilled but uncompleted wells are brought online on our more than 3 million acres of dedication.

In addition to our natural gas gathering and processing operations, we are the sole NGL takeaway provider from the region via our Bakken NGL Pipeline, which delivers product south to Mid-Continent and Gulf Coast markets.

We also provide long-haul, primarily fee-based natural gas transportation services, delivering natural gas east to markets near Chicago.

9

CORPORATE INFORMATION

ONEOK Annual Meeting
The 2017 annual meeting of shareholders will be held Wednesday, May 24, 2017, at 9 a.m. Central Daylight Time at ONEOK Plaza, 100 West Fifth Street, Tulsa, OK.

Auditors
PricewaterhouseCoopers LLP
Two Warren Place
6120 South Yale Avenue, Suite 1850
Tulsa, OK 74136

Direct Stock Purchase and Dividend Reinvestment Plan
ONEOK's Direct Stock Purchase and Dividend Reinvestment Plan provides investors the opportunity to purchase shares of common stock without payment of any brokerage fees or service charges and to reinvest dividends automatically.

Transfer Agent, Registrar, Dividend-paying Agent and Distribution-paying Agent
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0854
ONEOK: 866-235-0232 ONEOK Partners: 866-605-8639
www.shareowneronline.com

Tax Package Support
ONEOK Partners, L.P.
K-1 Support
P.O. Box 799060
Dallas, TX 75379-9060
800-371-2188
www.taxpackagesupport.com/oneok

Credit Ratings	**OKE**	**OKS**
S&P Global Ratings	BB+	BBB
Moody's Investors Service	Ba1	Baa2

Investor Relations
T.D. Eureste, director – investor relations, by phone at 918-588-7167 or by email at teureste@oneok.com.
Megan Patterson, supervisor – investor relations, by phone at 918-561-5325 or by email at mpatterson@oneok.com.

Corporate Websites
www.oneok.com www.oneokpartners.com

NON-GAAP (GENERALLY ACCEPTED ACCOUNTING PRINCIPLES) FINANCIAL MEASURES

ONEOK and ONEOK Partners have disclosed in this annual report adjusted EBITDA, cash flow available for dividends, free cash flow and dividend coverage ratio, and ONEOK Partners distributable cash flow and distribution coverage ratio, which are non-GAAP financial metrics, used to measure the company's financial performance and are defined as follows:

- Adjusted EBITDA is defined as net income adjusted for interest expense, net of capitalized interest, depreciation and amortization, impairment charges, income taxes and allowance for equity funds used during construction and certain other noncash items;
- Cash flow available for dividends is defined as cash distributions declared from ONEOK's ownership in ONEOK Partners adjusted for ONEOK's standalone interest expense, corporate expenses, excluding certain noncash items, payments related to released contracts from ONEOK's former energy services business, capital expenditures and equity compensation reimbursed by ONEOK Partners;
- Free cash flow is defined as cash flow available for dividends, computed as described above, less ONEOK's dividends declared;
- Dividend coverage ratio is defined as cash flow available for dividends divided by the dividends declared for the period;
- Distributable cash flow is defined as ONEOK Partners adjusted EBITDA, computed as described above, less interest expense, maintenance capital expenditures and equity earnings from investments, adjusted for cash distributions received and certain other items; and
- Distribution coverage ratio is defined as ONEOK Partners distributable cash flow to limited partners per limited partner unit divided by the distribution declared per limited partner unit for the period.

These non-GAAP financial measures described above are useful to investors because they are used by many companies in the industry as a measurement of financial performance and are commonly employed by financial analysts and others to evaluate our financial performance and to compare our financial performance with the performance of other companies within our industry. ONEOK cash flow available for dividends, free cash flow and dividend coverage ratio, and ONEOK Partners distributable cash flow and distribution coverage ratio, should not be considered in isolation or as a substitute for net income or any other measure of financial performance presented in accordance with GAAP.

These non-GAAP financial measures exclude some, but not all, items that affect net income. Additionally, these calculations may not be comparable with similarly titled measures of other companies. Reconciliations of adjusted EBITDA, cash flow available for dividends and free cash flow to net income are included in the tables.

FORWARD-LOOKING STATEMENTS

Some of the statements contained and incorporated in this annual report are forward-looking statements as defined under federal securities laws. The forward-looking statements relate to our anticipated financial performance (including projected operating income, net income, capital expenditures, cash flow and projected levels of dividends and distributions), liquidity, management's plans and objectives for our future growth projects and other future operations (including plans to construct additional natural gas and natural gas liquids pipelines and processing facilities and related cost estimates), our business prospects, the outcome of regulatory and legal proceedings, market conditions, statements about the benefits of the Merger Transaction involving ONEOK and ONEOK Partners and other matters. We make these forward-looking statements in reliance on the safe harbor protections provided under federal securities legislation and other applicable laws. The following discussion is intended to identify important factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements include the items identified in the preceding paragraph, the information concerning possible or assumed future results of our operations and other statements contained or incorporated in this annual report identified by words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "should," "goal," "forecast," "guidance," "could," "may," "continue," "might," "potential," "scheduled" and other words and terms of similar meaning.

One should not place undue reliance on forward-looking statements. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Those factors may affect our operations, markets, products, services and prices. In addition to any assumptions and other factors referred to specifically in connection with the forward-looking statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following:

10

• the ability to obtain the requisite approvals from ONEOK’s shareholders or ONEOK Partners’ unitholders relating to the Merger Transaction; • the risk that ONEOK or ONEOK Partners may be unable to obtain governmental and regulatory approvals required for the Merger Transaction, if any, or required governmental and regulatory approvals, if any, may delay the Merger Transaction or result in the imposition of conditions that could cause the parties to abandon the Merger Transaction; • the risk that a condition to closing of the Merger Transaction may not be satisfied; • the timing to consummate the Merger Transaction; • the risk that the cost savings, tax benefits and any other synergies from the Merger Transaction may not be fully realized or may take longer to realize than expected; • disruption from the Merger Transaction may make it more difficult to maintain relationships with customers, employees or suppliers; • the possible diversion of management time on Merger Transaction-related issues; • the impact and outcome of pending and future litigation, including litigation, if any, relating to the Merger Transaction; • the effects of weather and other natural phenomena, including climate change, on our operations, demand for our services and energy prices; • competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel; • the capital intensive nature of our businesses; • the profitability of assets or businesses acquired or constructed by us; • our ability to make cost-saving changes in operations; • risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties; • the uncertainty of estimates, including accruals and costs of environmental remediation; • the timing and extent of changes in energy commodity prices; • the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs; • the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers’ desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities; • difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines; • changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change; • conflicts of interest between ONEOK, ONEOK Partners, ONEOK Partners GP and related parties of ONEOK, ONEOK Partners and ONEOK Partners GP; • the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension and postretirement expense and funding resulting from changes in equity and bond market returns; • our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences; • actions by rating agencies concerning the credit ratings of ONEOK and ONEOK Partners; • the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the FERC, the National Transportation Safety Board, the PHMSA, the EPA and CFTC; • our ability to access capital at competitive rates or on terms acceptable to us; • risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection; • the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant; • the impact and outcome of pending and future litigation; • the ability to market pipeline capacity on favorable terms, including the effects of: – future demand for and prices of natural gas, NGLs and crude oil; – competitive conditions in the overall energy market; – availability of supplies of Canadian and United States natural gas and crude oil; and – availability of additional storage capacity; • performance of contractual obligations by our customers, service providers, contractors and shippers; • the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances; • our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems; • the mechanical integrity of facilities operated; • demand for our services in the proximity of our facilities; • our ability to control operating costs; • acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers’ or shippers’ facilities; • economic climate and growth in the geographic areas in which we do business; • the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets; • the impact of recently issued and future accounting updates and other changes in accounting policies; • the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere; • the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks; • risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions; • the impact of uncontracted capacity in our assets being greater or less than expected; • the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates; • the composition and quality of the natural gas and NGLs supplied to ONEOK Partners’ gathering system, processed in ONEOK Partners’ plants and transported on ONEOK Partners’ pipelines; • the efficiency of our plants in processing natural gas and extracting and fractionating NGLs; • the impact of potential impairment charges; • the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting; • our ability to control construction costs and completion schedules of our pipelines and other projects; and • the risk factors listed in the reports we have filed and may file with the Securities and Exchange Commission (SEC), which are incorporated by reference. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other factors could also have material adverse effects on our future results. These and other risks are described in greater detail in Part I, Item 1A, Risk Factors, in this annual report and in our other filings that we make with the SEC, which are available via the SEC’s website at www.sec.gov and our websites at www.oneok.com or www. oneokpartners.com. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Any such forward- looking statement speaks only as of the date on which such statement is made, and other than as required under securities laws, we undertake no obligation to update publicly any forward-looking statement whether as a result of new information, subsequent events or change in circumstances, expectations or otherwise. 11

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of any vote, approval, or proxy from any ONEOK shareholder or ONEOK Partners unitholder. In connection with the proposed transaction, ONEOK filed with the SEC a registration statement on Form S-4, which includes a preliminary joint proxy statement of ONEOK and ONEOK Partners and that also constitutes a preliminary prospectus of ONEOK. These materials are not yet final and will be amended. Each of ONEOK and ONEOK Partners may also file other documents with the SEC regarding the proposed transaction. ONEOK and ONEOK Partners will each mail the joint proxy statement/prospectus to their respective shareholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which ONEOK and ONEOK Partners may file with the SEC in connection with the proposed transaction. **ONEOK and ONEOK Partners urge investors and their respective shareholders and unitholders to read the registration statement, including the preliminary joint proxy statement/prospectus that is part of the registration statement and the definitive joint proxy statement/prospectus, and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they contain or will contain important information.** You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from ONEOK's website (www.oneok.com) under the tab "Investors" and then under the heading "Financial Information" and "SEC Filings." You may also obtain these documents, free of charge, from ONEOK Partners' website (www.oneokpartners.com) under the tab "Investors" and then under the heading "Financial Information" and "SEC Filings."

PARTICIPANTS IN THE SOLICITATION

ONEOK, ONEOK Partners and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ONEOK shareholders and ONEOK Partners unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of ONEOK shareholders and ONEOK Partners unitholders in connection with the proposed transaction is contained in the preliminary joint proxy statement/prospectus and will be set forth in the definitive joint proxy statement/prospectus when it becomes available. You can find information about ONEOK's executive officers and directors in its definitive proxy statement filed with the SEC on April 5, 2017. You can find information about ONEOK Partners' executive officers and directors in its annual report on Form 10-K filed with the SEC on Feb. 28, 2017. Additional information about ONEOK's executive officers and directors and ONEOK Partners' executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from ONEOK and ONEOK Partners using the contact information above.

RECONCILIATION OF ONEOK PARTNERS' NET INCOME TO ADJUSTED EBITDA AND DISTRIBUTABLE CASH FLOW - UNAUDITED (MILLIONS OF DOLLARS)

	2016	2015	2014
Net income	$ 1,072.3	$ 597.9	$ 911.3
Interest expense, net of capitalized interest	366.8	338.9	281.9
Depreciation and amortization	388.6	352.2	291.2
Impairment charges	–	264.3	76.4
Income tax expense	13.9	4.1	12.7
Allowance for equity funds used during construction and other	(1.3)	8.1	(14.9)
Adjusted EBITDA	1,840.3	1,565.5	1,558.6
Interest expense, net of capitalized interest	(366.8)	(338.9)	(281.9)
Maintenance capital	(112.4)	(115.6)	(126.9)
Equity in net earnings from investments, excluding noncash impairment charges	(139.7)	(125.3)	(117.4)
Distributions received from unconsolidated affiliates	196.7	155.9	139.0
Other	(5.2)	(4.9)	(1.9)
Distributable cash flow	$ 1,412.9	$ 1,136.7	$ 1,169.5

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